EXHIBIT 99.1

Volvo Logistics wins European Intermodal Award

GOTEBORG, Sweden, Nov. 25, 2005 (PRIMEZONE) -- Volvo Logistics wins European Intermodal Award

Volvo Logistics has received an award for ``Best Intermodal Practices" from the Brussels-based European Intermodal Association.

The European Intermodal Association (EIA) is an international independent platform promoting sustainable intermodal mobility in Europe. Intermodal mobility is where innovative solutions for rail, waterway, road, air and maritime transport solutions are combined. Intelligent intermodal transport results in substantial social and environmental benefits to the society at large in the form of less congestion and pollution, better use of scarce resources and increased safety.

Volvo Logistics was given the award for its work in the following areas of intermodal transport:

A rail connection between Goteborg and Olofstrom/Almhult in Sweden and Gent, Belgium. This rail service, known as ``The Eight", which was started on the initiative of Volvo Logistics in 2002, has significantly reduced the transit time between the two countries and has also reduced the movement of empty containers.

EuroBridge -- a short sea connection between the port of Gothenburg and the port of Gent. This service, which was started on the initiative of Volvo Logistics and DFDS Tor Line in 1992, transports finished vehicles, containers and trailers between the two ports, which are adjacent to Volvo factories. Passenger cars are transported to the port on specially built vehicles, loaded onto the ship and unloaded in the next port. In Gent Volvo Logistics has also developed a vehicle that, within the harbor area, transports 12 cars instead of the usual 8 cars.

``We are very pleased to accept this award," says Ake Niklasson, President of Volvo Logistics. ``Intelligent use of intermodal transports is a key element in designing logistics solutions which are not only optimal for our customers, but for the environment. We will continue to play an active part in this development."

November 25, 2005

For further information, please contact

Gina Hernefjord or Pia Ljunggren, Volvo Logistics, tel +46 31 66 17 80, + 46 31 66 93 48 or Jennifer Downes, head of Communications, Volvo Logistics, +46 31 66 92 08

Volvo Logistics is a business unit within the Volvo Group. Volvo Logistics design, administer and develop logistics solutions for the automotive and aviation industries. Volvo Logistics has over 800 employees and are located in close proximity to our customers' production facilities and logistics centres in Europe, North and South America and Asia.

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